United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 0-26420	CUSIP Number 023178205
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2010
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

Part I - Registrant Information

Ambassadors International, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
2101 4th Avenue Suite 210
Address of Principal Executive Office (Street and Number)
Seattle, Washington 98121
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ambassadors International, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”) as required on March 31, 2011 primarily because the Company has been in extensive discussions with the principal secured creditor of the Company regarding the commencement by the Company and its United States subsidiaries of voluntary bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code and a sale of substantially all the assets of the Company and its subsidiaries, as described below. These discussions and the related uncertainties made it impossible to complete the Company’s financial statements or its 2010 Form 10-K by the due date of March 31, 2011.

The completion of the 2010 Form 10-K also was delayed because the Company’s management has not yet completed its determination of the charge for impairment to the Company’s assets that may be required for the year ended December 31, 2010 in accordance with generally accepted accounting principles.

The Company commenced voluntary bankruptcy proceedings in the United States Bankruptcy Court for the District of Delaware on April 1, 2011. The principal senior secured creditor of the Company and its subsidiaries has agreed to provide financing to the Company and its subsidiaries during the bankruptcy proceedings and sale process. In addition, the Company has entered into an agreement with such secured creditor whereby, subject to approval of the Bankruptcy Court (and to the receipt of higher and better offers), a newly formed entity to be designated by such secured creditor would surrender for cancellation substantially all the outstanding 10% Senior Secured Notes of the Company, and assume certain liabilities of the Company and its subsidiaries, as full consideration for the acquisition of substantially all the assets of the Company and its subsidiaries.

It is expected that holders of the Company’s common stock and 3.75% convertible notes will not receive any distribution following the sale of substantially all the assets of the Company and its subsidiaries, and accordingly the Company’s common stock and 3.75% convertible notes will likely have little, if any, value as a result of the bankruptcy proceedings.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Mark Detillion	206	292-9606
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The Company anticipates that the statement of income for the year ended December 31, 2010 to be included in its 2010 Form 10-K will reflect the following changes in the Company’s results of operations from the preceding fiscal year:

  The Company expects to report in its 2010 Form 10-K that (i) loss from continuing operations decreased from a loss of $43.1 million in 2009 to a loss of $24.4 million in 2010, and (ii) net loss decreased from a net loss of $51.6 million in 2009 to a net loss of $24.0 million in 2010. These amounts are still subject to change because, as noted above, the Company’s management has not yet completed its determination of the amount of the charge for impairment to the Company’s assets that is required for the year ended December 31, 2010 in accordance with generally accepted accounting principles.

  The Company also expects to report in its 2010 Form 10-K that (i) its total stockholders’ equity at December 31, 2010 was negative $7.4 million (which amount was less than the minimum stockholders’ equity required for a continued listing of the Company’s common stock on the Nasdaq Capital Market and will likely result in a delisting of the Company’s common stock by Nasdaq and the occurrence of a “Fundamental Change” under the terms of the indenture governing the Company’s outstanding convertible notes) and (ii) all the Company’s indebtedness has been classified as current liabilities as of December 31, 2010. In addition, in the event the Company’s independent auditors issue an opinion with respect to the financial statements of the Company to be included in the 2010 Form 10-K, any such opinion is expected to contain a qualification to the effect that there is substantial doubt about the Company’s ability to continue as a going concern.

Ambassadors International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	04-01-2011	By /s/	Mark T. Detillion	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).